PERMEX PETROLEUM CORPORATION

100 Crescent Court, Suite 700

Dallas, Texas, 75201

August 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lily Dang
Joseph Klinko
John Hodgin
Cheryl Brown
Kevin Dougherty

Re:	Permex Petroleum Corporation
Registration Statement on Form S-1
File No. 333-265883

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Permex Petroleum Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday August 12, 2022, or as soon thereafter as possible.

Please notify Andrew Bond of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (310) 228-6155 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

PERMEX PETROLEUM CORPORATION

By:	/s/ Mehran Ehsan
Name:	Mehran Ehsan
Title:	Chief Executive Officer

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